

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 3, 2025

P.J. Tezza
Chief Executive Officer
ModVans Inc.
665 Spice Islands Drive, Suite 102
Sparks, Nevada 89431

> **Re: ModVans Inc.**
> **Post Qualification Amendment on Form 1-A**
> **Filed on January 10, 2025**
> **File No. 024-12333**

Dear P.J. Tezza:

We have reviewed your amendment and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post Qualification Amendment on Form 1-A filed January 10, 2025

Cover Page

1.   Please revise your cover page and applicable risk factor to disclose the approximate voting percentage held by your CEO, and his ability to control the vote on the election of directors and any other matter. Please also disclose here and in an applicable risk factor that currently there are no conversion features of your Class B Common Stock, and that holders of your Class B Common Stock may never be entitled to vote.

Forum Selection Provision, page 13

2.   You disclose here that the exclusive forum provision in Exhibit 4.1 applies to claims arising under the Securities Act, but not the Exchange Act. However, the first paragraph of Section 6 of Exhibit 4.1 indicates that the provision does not apply to claims arising under the federal securities laws. Please reconcile.

Jury Trial Waiver, page 13

3.   Your disclosures here says that the jury trial waiver provision includes claims arising

under the federal securities laws. Section 6 of Exhibit 4.1 says that the jury trial waiver provision does not apply to claims arising under the federal securities laws. Please reconcile.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21</u>

4.   We note your disclosure that you experienced supply disruptions throughout 2021 and 2022. Please discuss the extent to which your sales were affected as a result of these supply disruptions for the periods for which financial statements are required, including whether any disruptions persisted in 2023 and the interim period in 2024. Also explain the impact of purchasing chassis on the retail market instead of directly from Ford. For example, were these retail purchases more costly and how were your margins affected?

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 22</u>

5.   We note that you do not provide a results of operations section in MD&A that discusses the results of the six months ended June 30, 2024. Please note that Instruction 3 to Item 9(a) of Form 1A requires that when interim period financial statements are included, there should be a discussion of any material changes in results of operations with respect to the most recent fiscal year-to-date period for which a statement of comprehensive income is provided and the corresponding year-to-date period of the preceding fiscal year. Please revise accordingly.

<u>Compensation, page 26</u>

6.   Please update your disclosure here to include your 2024 fiscal year.

<u>Security Ownership of Management and Certain Securityholders, page 26</u>

7.   We note the repeated references in your offering statement indicating that your disclosure reflects information as of "May 10, 2024." This includes, but is not limited to, your disclosures here, the cover page and pages 2, 9, 10, 23 and 27. Please update your disclosure to be as of a current date. Please also update the disclosures in your document relating to your business, products, markets you serve, competition, and the lawsuit and fire mentioned on page 20.

<u>Financial Statements</u>
<u>Statements of Operations, page F-3</u>

8.   Please disclose earnings per share information, for each period presented, on the face of your statements of operations here and on page F-11. Refer to ASC 260-10-45 and 260-10-50. As part of this disclosure, please note that the stock split that occurred on September 13, 2023 should be adjusted retroactively to give effect to the shares issued at that time. See guidance in ASC 260-10-55-12.

Exhibits

9.   We note your disclosure that you have a wholesale relationship with Ford. Please file any supply agreements or contracts made between your company and Ford relating to this relationship, as well as any other contracts upon which you are substantially dependent, as exhibits. Refer to Item 17.6. of Form 1-A.

10.   Please revise the exhibit index to include the exhibit required by Item 17.12 of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ernest Greene at 202-551-3733 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing